Hennessy Capital Acquisition Corp. III

3485 N. Pines Way, Suite 110

Wilson, Wyoming 83014

(307) 734-7879

May 11, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Russell Mancuso

Re:     Hennessy Capital Acquisition Corp. III

           Draft Registration Statement on Form S-1

           Submitted April 7, 2017

           CIK No. 0001703038

Dear Mr. Mancuso:

Hennessy Capital Acquisition Corp. III (the “Company,” “Hennessy Capital,” “we,” “our” or “us”) hereby transmits a Registration Statement on Form S-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’ s letter dated May 4, 2017 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the marked version of the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Prospectus Cover

1.	If the offered warrants are redeemable, please say so clearly throughout your registration statement in each circumstance where you refer to the warrants. See Instruction 1 to Regulation S-K Item 202.

We have revised the Registration Statement (cover page and pages 1, 8, 9 and 108) to include references to the warrants being redeemable. Furthermore, on page 1, we have disclosed that all references to “public warrants,” unless otherwise indicated, are to redeemable warrants.

2.	We note your disclosure that you cannot guarantee that your securities will be approved for listing on the NYSE MKT and that you intend to apply for listing on or after the date of the prospectus. Please tell us the purpose of delaying the application until the date of the prospectus, and why you believe it is appropriate to highlight NYSE MKT listing and NYSE MKT rules in your document if you have not applied and been accepted for listing at the time this registration statement becomes effective.

We have revised the Registration Statement (cover page and pages 27, 116 and 125) to clarify that we have applied to list our securities on NYSE MKT, that we expect that our units will be listed on NYSE MKT on the date of the prospectus, and that following the date the shares of our common stock and warrants are eligible to trade separately, we anticipate that the shares of our common stock and warrants will be listed separately on NYSE MKT. We hereby advise the Staff that, in the event that our securities are not approved for listing on NYSE MKT, we would not proceed with this offering.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 11, 2017

Prospectus Summary, page 1

3.	Please ensure that your descriptions of the Hennessy I and Hennessy II transactions are balanced. For example, we note that you have elected to compare implied purchase price multiples of estimated EBITDA. Are there other measures—including audited GAAP measures—that would suggest different conclusions regarding the transactions?

We respectfully advise the Staff that the Registration Statement discloses the actual public purchase price multiples used by Hennessy I and Hennessy II to assess the fairness from a financial point of view of the purchase prices they paid in those transactions. Hennessy I used fiscal year actual 2014 and estimated fiscal year 2015 enterprise value to Adjusted EBITDA public company multiples to value its target, and Hennessy II used the last twelve month ended September 30, 2016, estimated fiscal year 2016 and estimated fiscal year 2017 enterprise value to Adjusted EBITDA public company multiples to value its target. We respectfully advise the Staff that Hennessy I and Hennessy II did not rely on audited GAAP measures as a benchmark of value due to one-time and non-recurring items contained in such measures, which the companies did not believe accurately represented the performance of the targets’ respective operations and recurring cash flow generation ability. We also advise the Staff that Adjusted EBITDA was the key valuation metric used in the proxy statements and investor presentations for both transactions, with appropriate reconciliation to GAAP measures. We further advise the Staff that Adjusted EBITDA continues to be used as the key reporting measure of operating performance for both targets in their periodic reports (with appropriate disclosures and reconciliations) following the consummation of their respective business combinations. Accordingly, we believe that our current disclosure in the Registration Statement regarding the Hennessy I and Hennessy II transactions provides investors with the most material information regarding such transactions.

4.	Please ensure that an appropriate section of your prospectus describes the benefits received by your control persons from all prior association with entities created to engage in a business combination.

We have revised the section of the Registration Statement (page 66) entitled “Proposed Business—Competitive Strengths” in response to the Staff’s comment.

5.	Please clarify whether Hennessy II’s pre-acquisition affiliates or IPO investors will be eligible to receive the 15 million shares mentioned in the second paragraph on page 3 or whether those shares will dilute their holdings.

We have revised the Registration Statement (pages 3 and 66) to clarify that Hennessy II’s stockholders prior to such transaction will not be eligible to receive such shares.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 11, 2017

Initial Business Combination, page 3

6.	Please reconcile your disclosure at the top of page 6 regarding the agreement not to participate in similar entities with your disclosure on page 33 regarding being engaged in similar businesses.

We have revised the Registration Statement (page 39) to clarify that our executive officers and directors are, or may in the future become, affiliated with entities (such as operating companies or investment vehicles) that are engaged in a similar business to ours, although they may not participate in the formation of, or become an officer or director of, any other special purpose acquisition company with a class of securities registered under the Securities Exchange Act of 1934, as amended, until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete our initial business combination within 24 months after the closing of the offering.

Corporate Information, page 6

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We hereby advise the Staff that we will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. We further advise the Staff that investors will not retain copies of such materials.

Redemption of warrants, page 8

8.	We note your disclosure that you may redeem the warrants even if you are unable to register or qualify the underlying securities for sale under all state securities laws. Please clarify whether you may redeem the warrants when a holder may not exercise those warrants.

We have revised the Registration Statement (pages 10, 34, 46 and 109) to clarify that we may not redeem the warrants when a holder may not exercise such warrants.

Founder shares, page 9

9.	Please show us your calculations supporting your disclosure regarding the number of public shares needed to vote in favor of a transaction, given your disclosure on page 15 that approval requires only a majority of shares voted.

Upon the closing of the initial public offering, the initial stockholders will own 6,875,000 founder shares (assuming no exercise of the underwriters’ over-allotment option and the forfeiture of 1,031,250 founder shares). If we seek stockholder approval of a business combination, we will complete such transaction only if a majority of the outstanding shares of common stock voted are voted in favor of the business combination. The total number of shares outstanding after this offering and the private placement will be 34,375,000 shares (as disclosed on page 9). Thus, we will need at least 17,187,501 shares voted in favor of the business combination to approve such transaction. As disclosed in the Registration Statement, our initial stockholders have agreed to vote its founder shares in favor of our initial business combination. As a result, we will only need an additional 10,312,501 shares of the 27,500,000 public shares sold in the initial public offering, or 37.5%, to vote in favor of the business combination to approve such transaction.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 11, 2017

Manner of conducting redemptions, page 14

10.	Please clarify which requirements that you mention in the first paragraph of page 14 are based on NYSE MKT rules and whether you will follow those requirements if your securities are not listed on or are delisted from the NYSE MKT.

We have revised the Registration Statement (pages 16 and 76) in response to the Staff’s comment.

Release of funds in trust account on closing of our initial business combination, page 16

11.	We note your disclosure that all of the funds in the trust account will be released to you upon completion of the business combination, and you will then pay redeeming stockholders. Please provide us your analysis of whether this process increases the risk that those funds would be exposed to claims of creditors or tax authorities, as opposed to a process by which the trustee would release the funds due to the redeeming stockholders directly to those stockholders. In this regard, we note your disclosure in the second bullet point on page 12 that the loans will have a claim on the proceeds held in trust when the proceeds are released to you upon completion of a business combination.

We have revised the Registration Statement (pages 19 and 53) to clarify that the funds in the trust account that will be used to pay redeeming stockholders will be released directly to the trustee to pay redeeming stockholders, and such funds will not be received by the Company.

Redemption of public shares and distribution and liquidation…, page 17

12.	Please reconcile your disclosures, such as on pages 17, 23, 37 and 67, that the 24-month limit is merely an agreement among the named parties, with your disclosure in your Redemption Rights section starting at the top of page 16 suggesting that an extension of the 24-month period requires a shareholder-approved amendment to your certificate of incorporation.

We have revised the Registration Statement (pages 19 and 78) to delete the references to an agreement among the named parties.

Risk Factors, page 21

13.	We note your disclosure beginning on page 101 regarding what the tax consequences “should” be, your disclosure on page 102 that the tax treatment “is not entirely clear” and that a tax consequence is “unclear,” and your disclosure on page 103 regarding tax consequences of a cashless exercise that are “not clear under current tax law.” Please add a risk factor to explain the tax uncertainties that investors will encounter as a result of investing in this offering, and highlight those tax uncertainties in your prospectus summary. Also ensure that an appropriate section of your document addresses the material alternatives to any disclosed tax consequences that are subject to uncertainty. For example, what is the tax implication if dividends are not “qualified dividends” or if the separation of the common stock and warrant comprising the unit is a taxable event?

We have revised the Registration Statement (page 48) to add a risk factor explaining the tax uncertainties relating to an investment in our securities. In addition, where a tax uncertainty is disclosed (e.g., page 119 with respect to dividends and the separation of the common stock and warrant), we have disclosed the material alternative.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 11, 2017

14.	Please tell us whether there is a material risk that courts would find the 100% approval requirement mentioned on page 16 unenforceable.

We respectfully advise the Staff that we do not believe there is a material risk that the 100% approval requirement for amendments to the redemption right provisions would be unenforceable under Delaware law. We note that pursuant to Section 102(b)(4) of the General Corporation Law of the State of Delaware (“DGCL”), a certificate of incorporation may contain provisions requiring “the vote of a larger portion of the stock or of any class or series thereof, or of any other securities having voting power . . . than is required by [the DGCL].” Accordingly, pursuant to Section 102(b)(4) of the DGCL, the Company’s certificate of incorporation may provide that amendments to the redemption right provisions require 100% approval of the stockholders.

If third parties bring claims against us…, page 26

15.	Please directly identify your product or service providers who you know have not or will not provide a waiver. For example, will the underwriters, your auditor, your escrow and transfer agent, and your directors and officers provide a waiver?

We have revised the Registration Statement (page 30) to clarify that we are not aware of any product or service providers who have not or will not provide such waiver other than the underwriters of this offering.

16.	Given the risks that you mention in this risk factor, please tell us why it is appropriate to suggest that $10.00 per share is the amount that public stockholders may receive from the trust like on pages 25, 26, 28, 30, 31, and 37.

We have revised the Registration Statement (pages 29, 30, 32, 35, 37 and 45) to state that public stockholders may receive less than $10.00 per share from the trust account under certain circumstances.

We may issue additional common or preferred shares…, page 31

17.	We note the mitigating language in the sentence including clauses (i) and (ii) of this risk factor. If those restrictions may be eliminated, please revise the mitigating language to clarify. In this regard, we note the disclosure in the first risk factor on page 37.

We have revised the Registration Statement (page 36) to clarify that these provisions may be amended by a vote of stockholders.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 11, 2017

The provisions of our amended and restated certificate of incorporation…, page 37

18.	If you can amend your charter to permit you to withdraw funds from the trust account such that the per share amount investors will receive upon any redemption or liquidation is substantially reduced or eliminated, please say so prominently and clearly and highlight the issue in your prospectus summary. Also, if public stockholders will not have an opportunity to have their shares redeemed in connection with such an amendment, please ensure that fact is clear from the context of the disclosure that this comment seeks.

We have revised this risk factor in the Registration Statement (page 43) in response to the Staff’s comment. However, we believe that it is not necessary to highlight this issue in the prospectus summary because our amended and restated certificate of incorporation will provide that we must provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable and any amounts released to us to fund working capital requirements) divided by the number of then outstanding public shares. Accordingly, no charter amendment would negatively affect a stockholder that redeemed its shares in connection with such amendment.

19.	In an appropriate risk factor, please clearly identify the extent of the disclosed pre-business combination activity that is not governed by your charter and may be revised without the consent of your shareholders. For example, we note your disclosure on page 31 regarding an independent opinion regarding the fairness of any affiliate acquisition, on page 34 regarding not incurring indebtedness without a waiver, and on page 36 regarding the percentage of the target security that you will acquire. We note also the agreements mentioned in the last paragraph on page 10.

We have added a risk factor to the Registration Statement (pages 36 and 43) to clarify this risk.

20.	If you can issue additional securities that can vote on the charter amendments, please say so clearly and directly in this risk factor.

We have revised the Registration Statement (pages 18, 36 and 43) to clarify that we may not issue additional securities with voting rights.

Our sponsor paid…, page 38

21.	Please show us your calculations supporting the 9.39% disclosed in this section.

We have revised the Registration Statement (page 45) to include the correct dilution percentage.

Status as a Public Company, page 60

22.	Please balance your disclosure here to address any material reasons that your structure would not be attractive to a business combination partner relative to “the traditional initial public offering.” For example, does the risk of potential unknown liabilities, whether related to your securities transactions or otherwise, materially affect a target’s analyses?

We have revised the Registration Statement (page 70) in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 11, 2017

Redemption of public shares and liquidation if no initial business combination, page 67

23.	Please clarify whether you would proceed with the amendment if the number of stockholders seeking redemption would exceed the amount mentioned in the penultimate sentence of the third paragraph in this section.

We have revised the Registration Statement (page 79) to clarify that we may not proceed with the amendment under such circumstances.

24.	We note your disclosure in the second paragraph on page 69 regarding unlawful redemption distributions. Please clarify why the distribution could be “deemed to be unlawful.”

We have revised the Registration Statement (pages 33 and 81) to clarify that the potential reasons a distribution may be deemed unlawful.

25.	Please reconcile the circumstances in which investors could seek redemption of their shares as disclosed in the first two paragraphs on page 70 and in the last paragraph on page 23. We also note the first paragraph after the paragraph numbered (6) on page 45 and the penultimate paragraph on page 46.

We have revised the Registration Statement (pages 36 and 82) in response to the Staff’s comment.

Executive Officer and Director Compensation, page 81

26.	Please tell us the source of the funds for the “deferred fees,” and how those deferred fees would affect the number of shares that could be redeemed given your disclosed obligation to retain net tangible assets of no less than $5,000,001. Also, address in your risk factors any material conflict of interest created by deferred fees to be paid only upon completion of a business combination. File the agreements governing your payment of the fees.

We have revised the Registration Statement (page 95) to clarify that such deferred fees will be paid from funds that remain in the trust account. We hereby advise the Staff that the treatment of the deferred fees would be no different from any other liability or expense (such as deferred underwriters’ compensation) that we would need to take into account when calculating our compliance with the net tangible assets test. The letter agreement to be entered into among us, our sponsor and our executive officers and directors will govern the payment of such fees and has been filed as exhibit 10.2 to the Registration Statement.

Transfers of Founder Shares and Private Placement Warrants, page 88

27.	Given your exclusion of clause (g) from the last line of this section, it appears that your sponsor can distribute the warrants and remove the transfer restrictions. If so, please revise your disclosure regarding the transfer restrictions throughout your prospectus to highlight the ability to so remove the restrictions.

We have revised the Registration Statement (page 102) to include clause (g) in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 11, 2017

Warrants, page 94

28.	Please reconcile your statement in the first paragraph that you will not be obligated to deliver shares pursuant to exercise of a warrant unless a registration statement is effective with your disclosure on page 29 that you are required to permit holders to exercise warrants on a cashless basis if “the shares issuable upon exercise of the warrants are not registered under the Securities Act.” In this regard, if affiliates may exercise warrants when you are not permitting public stockholders to exercise, please clarify your risk factors accordingly.

We have revised the Registration Statement (pages 10, 34, 46 and 109) in response to the Staff’s comment.

29.	We note your disclosure in the first paragraph on page 96 that only the public warrants have voting rights. Please tell us how you will ensure that other warrants, including the private placement warrants or the warrants issued upon conversion of loans mentioned on page 46, are excluded after they are transferred.

We have revised the definition of “public warrants” on page 1 of the Registration Statement to include any private placement warrants that are sold to a third party that is not an initial stockholder (or a permitted transferee) following the consummation of our initial business combination.

30.	Please revise your disclosure to explain the purpose and effect of the “Black-Scholes Warrant Value” exercise price reduction mentioned on page 95.

We have revised the Registration Statement (page 111) in response to the Staff’s comment. We respectfully advise the Staff that a warrant price would be reduced according to this formula in a transaction in which the successor entity’s common stock following a business combination with the Company would be in a private company where no quoted market price is available through either its listing on a national securities exchange or through the quote of an established over-the-counter market. In such situations, warrant holders would otherwise forgo the future option value of the warrant since they would be required to exercise their warrants within 30 days of such event. The option value portion of the warrant value would be deducted from the exercise price in such situations to account for this loss in option value.

Allocation of Purchase Price and Characterization of a Unit, page 102

31.	We note your disclosure that “each holder of a unit must allocate the purchase price paid by such holder for such unit between the one ordinary share and the warrant based on the relative fair market value of each at the time of issuance.” Please clarify how a holder will know the fair market value of the warrant at the time of issuance if the warrants do not trade separately from the units at that time.

We respectfully advise the Staff that under existing U.S. federal income tax law, there is generally no prescribed methodology for determining the fair market value of any property (including the warrants) under the circumstances described in the quoted disclosure. Such tax law requires each taxpayer for whom such value is relevant to make that determination based on all of the facts and circumstances at the particular time. Because each particular investor will be the taxpayer at issue (and not the Company, as the valuation of the warrants at that time will have no relevance to its tax reporting obligations), it is not appropriate for the Company to provide any specific manner for an investor to make the determination of the value of the warrants at such time. Therefore, we have revised the Registration Statement (page 118) to clarify that each investor must make its own determination of value to support any valuation position it takes on its particular U.S. federal income tax return.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 11, 2017

U.S. Holders, page 102

32.	Please clarify how a distribution of cash to your common stockholders could increase the number of shares of common stock that would be obtained upon exercise of a warrant as mentioned in the third paragraph on page 104.

We respectfully refer the Staff to the disclosure on page 121 of the Registration Statement which describes the events which could increase the number of shares of common stock that would be obtained upon exercise of the warrant. Moreover, because the tax disclosure on page 121 indicates that “the terms of each warrant provide for an adjustment to the number of shares of common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events . . .”, we respectfully refer the Staff to the disclosure on page 121 which describes the circumstances in which the warrant exercise price may be so adjusted. Under U.S. federal income tax law, either an increase in the number of shares obtainable upon exercise of the warrant or the reduction of exercise price of the warrant could result in a deemed constructive distribution on such warrant. Therefore, we have revised the Registration Statement (page 121) to more clearly reflect the foregoing.

Underwriting, page 107

33.	Please provide more specific information regarding your past relationships with the underwriters mentioned in the second paragraph on page 109.

We have revised the Registration Statement (page 126) in response to the Staff’s comment.

* * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 11, 2017

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Hennessy Capital’s legal counsel, Stuart Neuhauser, Esq., or Joshua Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

HENNESY CAPITAL ACQUISITION CORP. III

By:	/s/ Daniel J. Hennessy
Name: Daniel J. Hennessy Title: Chairman and Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

      Skadden, Arps, Slate, Meagher & Flom LLP